

July 8, 2011

Via E-mail
Chanda Kochhar
Managing Director and Chief Executive Officer
ICICI Bank Limited
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400051, India

>   **Re: ICICI Bank Limited**
>   **Form 20-F for the Fiscal Year Ended March 31, 2010**
>   **Filed September 29, 2010**
>   **File No. 001-15002**

Dear Ms. Kochhar:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2010

Risk Factors, page 7

General

1. In future filings, please include a separate risk factor that describes the Reserve Bank of India's directed lending norms and specifically discusses risks associated with required priority sector lending and its direct and indirect effects on your business, including opportunity costs. To the extent that these sectors have experienced higher levels of non-performing assets, restructurings and/or defaults,

please discuss your experiences with these issues in these sectors and quantify the disclosure. Please note, your discussion should also discuss the consequences if your loans to these sectors do not meet the directed lending norms.

2. Please include a risk factor discussing the problems and delays you may experience in attempting to foreclose on and realize the full value of collateral.

If we are not able to control the level of non-performing assets in our portfolio..., page 11

3. Please describe the Reserve Bank of India's guidelines relating to the use of recovery agents. How long have these guidelines been in place? If they were recently enacted and have had a significant effect on your ability to recover outstanding receivables, please describe the effect.

4. We note your reference to the government debt waiver for small and marginal farmers. Please disclose the percentage of the payments received by the government pursuant to this program and express the payments as a percentage of payments from the sector. Additionally, disclose whether there is a set expiration for the program or if the government could discontinue the program at any time.

We have a high concentration of loans to certain customers and sectors..., page 14

5. Please quantify the concentration and identify the material sectors and customers.

The regulatory environment for financial institutions..., page 16

6. Please discuss potential risks relating to specific regulation that is expected to have an effect on your business.

A determination against us in respect of disputed tax assessments…page 22

7. In future filings, please expand this risk factor by quantifying and describing the types of assessments.

Certain shareholders own a large percentage of our equity shares..., page 24

8. Please quantify the percentage of your outstanding voting rights controlled by Life Insurance Corporation of India, General Insurance Corporation of India, Allamanda Investments, and Bajaj Holding and Investment.

Business, page 27

Overview of Our Products and Services, page 31

Retail Lending Activities, page 31

9. We note your discussion regarding the decrease in unsecured loans since 2008.
   We also note references to unsecured loans elsewhere in the filing, including in
   the Risk Factors section and in the Loan Portfolio section. Please revise future
   filings to provide a more robust disclosure regarding your unsecured loans. Your
   disclosure should include, but not be limited to the following:

   - A detailed description of the types of unsecured loans you offer, including
     personal loans and loans against credit card receivables;

   - Quantification of the amount of unsecured loans outstanding and the
     percentage of your loans, by category, that are unsecured;

   - Quantification of the amount and percentage of new loans that are unsecured;
     and

   - A detailed discussion of the risks associated with your unsecured loans.

Risk Management, page 48

Credit Risk Assessment Procedures for Corporate Loans, page 50

10. We note the discussion of your scale of ten ratings ranging from AAA to B, the
    default rating D, and the short term ratings. Is there a minimum rating that a
    potential borrower must achieve in order to be considered for a loan? Please
    discuss the concentration of loans that fall into the high risk category and disclose
    what rating(s) you would consider to be high risk.

Controls and Procedures, page 65

11. We note that as a result of the evaluation of your disclosure controls and
    procedures you identified certain areas where your processes and controls could
    be improved. Please tell us what areas you identified and describe the steps taken
    to improve them.

Selected US GAAP Financial Data, page 98

12. Please revise your disclosure to present a measure of operating revenues. Refer to
    Item 3.A.2 of the Instructions to Form 20-F.

Provisions for Restructured Loans and Non-performing Assets, page 119

13. We note that you upgraded restructured loans totaling Rs. 33.5 billion based on payment history. We also note in the table above that the total amount of restructured loans at March 31, 2010 did not differ significantly from March 31, 2009. Please revise your disclosure to provide a roll forward of the balance of restructured loans for each period presented. This roll forward should present loans newly classified as restructured, loans transferred into the regular loan portfolio due to positive payment history or other factors, the balance of loans refinanced or paid off and the balance of provisions or charge-offs. A tabular presentation may be helpful. Please also present the average balance of restructured loans for each period.

Related Party Transactions, page 159

14. Please tell us if footnote (1) to the first two tables on page 162 is also meant to apply to the loans and advances shown in the third and fourth tables on the page. If so, revise future filings to so indicate. If not, provide us with the information required by Item 7.B.2 of Form 20-F and include that information in future filings.

Consolidated Financial Statements

Schedule 18

Significant Accounting Policies

Basis of Preparation, page F-23

15. We note your disclosure that the financial statements of Comm Trade Services Limited and 3i Infotech Limited have not been consolidated in your Indian GAAP financial statements since your investment in and/or control of these companies is temporary in nature.   Please tell us and revise your future filings as appropriate to address the following:

- Tell us your ownership percentage in each of these entities and any changes to these percentages during the periods presented;

- Describe in more detail the circumstances surrounding the temporary ownership in these entities. For example, discuss whether it is contractual, and if so why, for what periods, and the business purpose of the temporary relationships;

- Tell us whether the temporary control ceased when expected and discuss whether you continue to have any involvement with either of these entities;

- Clarify how Comm Trade Services is accounted for under U.S. GAAP. In this regard, we note your U.S. GAAP consolidation policy on page F-89 is unclear whether you consolidate this entity since it is not specifically mentioned as being part of the reconciling items, but the disclosure on page F-89 implies that it would be consolidated under U.S. GAAP despite the fact that control is intended to be temporary under Indian GAAP.

13. Investments, page F-33

16. We note your disclosure that the Bank's housing subsidiary classifies its investments as current investments and long-term investments and the related descriptions of the accounting methods followed for each. Please tell us how you concluded that these investments did not represent additional U.S. GAAP differences that should be discussed and accounted for in your U.S. GAAP reconciliation.

17. We note your disclosure that your general insurance subsidiary assesses at each balance sheet date whether there is any indication that any investment in equity units or mutual funds are impaired, and if so, the carrying value is reduced to the recoverable amount through the profit and loss account. However, we also note your disclosure that if there is any indication that a previously assessed impairment no longer exists, then the loss is reversed and the investment is restated to that extent. Please tell us how you concluded that this did not represent an additional U.S. GAAP difference since neither securities available-for-sale nor held-to-maturity under U.S. GAAP (ASC 320-10-35-34) shall reflect subsequent recoveries of fair value after an other than temporary impairment.

Schedules Forming Part of the Consolidated Financial Statements

9. Financial assets transferred during the year to securitization company (SC)/reconstruction company (RC), page F-65

18. We note that the number of accounts securitized materially increased during the period ended March 31, 2010 but the value of such accounts did not appear to increase in the same proportion. Please revise your disclosure to specifically discuss this trend. Clarify if there has been a change in the types of loans securitized, why you believe this change has occurred and whether you expect this trend to continue in the future. Discuss any changes in your reasons for utilizing securitizations as opposed to another funding source.

15. Derivatives, page F-68

19. Please tell us, and consider expanding disclosure in future filings, to disclose in more detail how the "credit exposure" column is calculated for trading and hedging derivatives disclosed on page F-69.

22. Differences between Indian GAAP and US GAAP, page F-84

20. We note several items that may be reconciling items in your statement of cash flows as prepared under Indian GAAP. These include, but are not limited to, classification of cash equivalents as such when they have maturities over 90 days, classification of changes in borrowings, investments and deposits as operating cash flows. Please either revise future filings to provide a reconciliation of your statement of cash flows from Indian GAAP to U.S. GAAP or tell us how you concluded such statement was not necessary as the differences were not material to any period presented.

21. In future filings, to the extent that more than one reconciling item is included within a line item to the U.S. GAAP reconciliation, please separately quantify and discuss each reconciling item. For example, the line item for amortization of fees and costs includes loan origination fees, retirement benefit cost, and carried interest, but it is unclear how much of the adjustment relates to each. Additionally, to the extent multiple items affect a line item and are discussed in the notes, please ensure the amounts can be reconciled to the U.S. GAAP reconciliation. For example, we note that for note (c) on consolidation, you have two tables showing the reconciling items relating to each of the insurance subsidiaries, but the Indian GAAP – U.S. GAAP differences on those tables do not reconcile to the net income reconciliation on page F-84.

a) Allowance for Loan Losses, page F-86

22. Please revise your disclosure to expand your discussion to specifically describe how you determine your reconciling item related to impaired loans that were not restructured. Please also revise your disclosure to explain why this adjustment has been growing smaller in more recent years, and caused a favorable reconciling item during 2010.

23. You disclose on page F-36 that your foreign bank subsidiaries classify a loan as impaired when there is no longer reasonable assurance of the timely collection of the full amount of principal or interest. This appears to differ somewhat from US GAAP requirements for determining when a loan is impaired. We note that you have identified a U.S. GAAP difference related to the provision for loans classified as other impaired under U.S. GAAP but it is unclear whether any of the difference relates to differences in conclusions as to whether a loan is impaired under U.S. GAAP and Indian GAAP, or solely due to methodology differences under the two accounting standards. We also note that there may be some

differences in classification between restructured loans under Indian GAAP and troubled debt restructurings under U.S. GAAP. Please advise, and revise future filings as appropriate to clarify whether more than one factor drives the reconciling item.

b) Business combinations, page F-88

24. We note your disclosure that for certain acquisitions made by the Group, no goodwill has been accounted for under Indian GAAP since the accounting was under the pooling of interests method, but under U.S. GAAP the acquisition was accounted for under ASC Topic 805. Please tell us, and revise future filings to describe the different acquisitions resulting in those differences. As part of your response, please address whether the Bank of Rajasthan acquisition occurring in May 2010 will be accounted for under the pooling of interests method for Indian GAAP purposes, and if so, how you plan to disclose the differences in your U.S. GAAP reconciliation. In this regard, we note that additional disclosures may be required, including a U.S. GAAP condensed income statement and cash flow statement for all years presented, in a level of detail that would comply with Article 10 of Regulation S-X, among other disclosures for as long as the accounting for the business combinations resulted in materially different amounts.

c) Consolidation, page F-89

25. We note the line item titled "compensation costs" for each table of reconciling items for your life insurance subsidiary and your general insurance subsidiary. Please tell us why the amounts for the table do not agree to the amounts disclosed on pages F-43 and F-44 of your Indian GAAP financial statements where you discuss how the compensation costs would be higher for your two insurance subsidiaries if you had used the fair value of options based on the Black-Scholes model.

f) Accounting for derivatives, page F-94

26. We note your disclosure on page 128 discussing the fact that in October 2008, the Reserve Bank of India issued guidelines requiring banks to classify derivative contract receivables overdue for 90 days or more as non-performing assets, and that pursuant to these guidelines, you also reverse derivative contract receivables in your income statement when they are overdue for 90 days or more. Please tell us how you concluded that this was not a U.S. GAAP difference that also needed to be discussed and quantified in the reconciliation.

Exhibit Index

27. Please provide the basis for your determination that you are not required to file the joint venture agreements with Prudential PLC and Fairfax Financial Holdings

Chanda Kochhar
ICICI Bank Limited
July 8, 2011
Page 8

as material agreements. Please see Instruction as to Exhibits 4 of Form 20-F for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rebekah Lindsey at (202) 551-3303 or me at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or Suzanne Hayes at (202) 551-3675 with any other questions.

Sincerely,

/s/ Stephanie L. Hunsaker

Stephanie L. Hunsaker
Senior Assistant Chief Accountant